FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of July 2000
                         Commission File Number 0-29350

                                  VASOGEN INC.
                 (Translation of Registrant's name into English)

           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                     Form 20-F   X      Form 40-F
                               -----               ------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                 No    X
                         -----               -----


This Form 6-K consists of:

Interim Finanical Statements for the period ending May 31, 2000.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VASOGEN INC.


                                    By
                                       ---------------------------------------
                                       (Name: Christopher Waddick)
                                       (Title: Vice-President, Finance & CFO)

Date:  July 27, 2000

TO OUR SHAREHOLDERS

     During the second quarter, Vasogen continued to achieve important milestones with the receipt of regulatory approvals for the commencement of clinical trials in congestive heart failure and leukemia patients. The commencement of these two important initiatives brings the total number of indications in clinical development to five. The Company also presented important findings at two major medical conferences, added an internationally recognized oncologist to the Scientific Advisory Board and made a key appointment to the Board of Directors.

     The U.S. Food and Drug Administration granted regulatory approval to proceed with a two-center clinical trial of VAS991, Vasogen's immune modulation therapy for the treatment of congestive heart failure (CHF). CHF is a progressive and often fatal cardiac condition that affects nearly five million Americans and its prevalence is growing at ten percent per year. As a non-pharmaceutical approach to the treatment of CHF, VAS991 offers the potential to beneficially impact the progression of this disease without increasing the large number of drugs taken by these patients. CHF represents an important extension of the Company's cardiovascular disease program, which also includes ongoing clinical trials with patients suffering from peripheral vascular disease
(PVD). Results from the PVD trials are expected prior to year-end.

     Health Canada granted Vasogen regulatory approval to initiate its first clinical trial in the area of cancer at the Princess Margaret Hospital, University of Toronto. This trial is designed to investigate the safety and efficacy of Vasogen's VAS981 cell-processing technology in preventing graft-versus-host disease (GvHD) - a potentially life-threatening complication of bone marrow transplantation used in the treatment of leukemia patients. Complications associated with GvHD cost healthcare systems in excess of $500 million annually and severely limit the number of donor bone marrow transplant procedures that can be performed. Overcoming this problem offers the possibility of extending life-saving bone marrow transplantation to thousands more cancer patients each year.

     At the 49th Annual Scientific Session of the American College of Cardiology, held in Anaheim, California, University of Toronto researchers presented results of experimental studies demonstrating the ability of Vasogen's VasoCare(TM) therapy to reduce inflammation and retard the development of atherosclerotic plaque by up to 75%. Atherosclerosis, the major cause of cardiovascular disease, is a progressive condition leading to arterial blockage with reduced blood flow resulting from the build-up of cholesterol-containing plaque within the blood vessel wall. Recent research has shown that inflammation within the blood vessel wall contributes significantly to both the development and instability of atherosclerotic plaques. Reduction of inflammation and the resulting stabilization of atherosclerotic plaques has, therefore, become an important target in the treatment of atherosclerosis. In the United States more than 20 million people have cardiovascular disease; 14 million suffer from coronary heart disease, 2 million have peripheral vascular disease, and 4 million suffer the effects of stroke. These conditions lead to more than 500,000 deaths each year in North America and cost the healthcare system in excess of $150 billion annually.

     At the 61st Annual Meeting of The Society for Investigative Dermatology, held in Chicago, Illinois, University of Toronto researchers presented evidence demonstrating that interleukin-10 (IL-10) is a key factor in the anti-inflammatory mechanism of Vasogen's immune modulation therapies. IL-10 has been shown to play a significant role in beneficially modulating a number of inflammatory conditions, including ischemia/reperfusion injury and autoimmune diseases such as psoriasis. The data presented provide direct evidence of an immune-mediated mechanism that explains the marked anti-inflammatory effects seen with Vasogen's immune modulation therapies, a fundamental finding that is the subject of a newly filed patent application in the United States.

     In support of the Company's new clinical initiatives, Richard G. Margolese, MD, was appointed to the Scientific Advisory Board (SAB). Dr. Margolese is internationally recognized for his leadership in both cancer research and treatment. He is the Herbert Black Professor of Surgical Oncology at McGill University, Director of Oncology at Sir Mortimer B. Davis-Jewish General Hospital in Montreal, and is a recipient of the Order of Canada.

     The Company also appointed William R. Grant as Vice-Chairman of the Board of Directors. Mr. Grant has served on Vasogen's Board since 1998 and is Chairman of Galen Associates, a New York-based private equity and investment firm which he co-founded in 1987 and which focuses solely on the healthcare industry. Mr. Grant has more than 40 years of experience in the investment banking and healthcare fields, including 25 years with Smith Barney, ultimately as Chairman and President, and 24 years as a director of SmithKline Beecham from which he recently retired as Vice-Chairman.

     With five products now in clinical trials, a solid financial position and a strong research pipeline to support future growth, Vasogen remains well positioned to advance the commercial development of its products and continue to enhance shareholder value.

/s/ William A. Cochrane                         /s/ David G. Elsley
-----------------------                         -------------------
William A. Cochrane                             David G. Elsley
Chairman of the Board                           President and CEO

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

As at May 31                             2000         1999
--------------------------------------------------------------
Assets
Current assets:

  Cash and cash equivalents            $  3,487    $  2,568
  Marketable securities                  21,171       8,158
  Inventory                                 331         212
  Prepaid expenses and receivables        1,084         148
                                      ------------------------
                                         26,073      11,086

  Capital assets                            366         198
  Less accumulated amortization            (139)        (78)
                                      ------------------------
                                            227         120

  Acquired technology                     4,082       3,711
  Less accumulated amortization          (2,183)     (1,904)
                                      ------------------------
                                          1,899       1,807
                                      ========================
Total Assets                           $ 28,199    $ 13,013

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable &
  accrued liabilities                  $    420    $    412
Shareholders' equity:
  Share capital                          69,883      45,542
  Deficit                               (42,104)    (32,941)
                                      ------------------------
                                         27,779      12,601

Total Liabilities and
 shareholders' equity                  $ 28,199    $ 13,013
==============================================================


CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND DEFICIT
(in  thousands of Canadian dollars except per share amounts)

For the six months
ended May 31                          2000           1999
--------------------------------------------------------------
Expenses:
Research and development           $   2,860      $  2,040
Salaries                                 564           601
Professional fees                        468           296
General and administration               869           592
Amortization of capital assets            33            18
Loss for the period                   (4,794)       (3,547)
Deficit, beginning of period         (37,310)      (29,394)
Deficit, end of period               (42,104)      (32,941)
Loss per share                     $   (0.12)     $  (0.12)

*See accompanying notes.

CONSOLIDATED STATEMENTS OF CASHFLOWS
(in thousands of Canadian dollars)

For the six months
ended May 31                              2000          1999
---------------------------------------------------------------
Cash provided by (used for):
Operations:
  Loss for the period                   $(4,794)      $(3,547)
  Items not involving cash:
    Amortization of capital assets
      and technology                        159           119
    Services provided for common shares     233           259
  Changes in non-cash working capital    (1,406)         (337)
                                        -----------------------
                                         (5,808)       (3,506)

Financing:
  Shares issued for cash                 15,525         9,825
  Warrants exercised for cash             4,752           163
  Options exercised for cash              1,849            55
  Share issue costs                        (228)         (898)
                                        -----------------------
                                         21,898         9,145

Investing:
  Increase in acquired technology            -            (70)
  Maturities (purchases) of

    marketable securities               (13,595)       (4,030)
  Increase in capital assets                (67)          (39)
                                       -----------------------
                                        (13,662)       (4,139)

  Foreign exchange gain (loss)
    on cash held in foreign currency         28            (5)
  Increase (decrease) in cash and
    cash equivalents                      2,456         1,495
  Cash and cash equivalents,
    beginning of period                   1,031         1,073
                                       -----------------------
  Cash and cash equivalents,
    end of period                       $ 3,487       $ 2,568
==============================================================

Notes to the Consolidated Financial Statements

(1)  Share Capital:

                                            Number Outstanding
   Security Description                        at May 31, 2000
--------------------------------------------------------------
   Common Shares                                    41,418,198
   Options                                           1,422,550
   Warrants                                          1,684,249
==============================================================

(2) Subsequent to quarter end the issued 2,012,500 Common Company Shares at a price of $10.00 per share for net proceeds of $18.7 million.